Management’s Discussion and Analysis
For the period ended June 30, 2009

Genco Resources Ltd.

TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: (604) 682-2205
Fax: (604) 682-2235

Dated: August 14, 2009

August 14, 2009

Introduction

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “Genco”, refer to Genco Resources Ltd. The information provided in this MD&A is supplemented by disclosure contained within the Company’s consolidated financial statements for the period ended June 30, 2009 and audited consolidated financial statements for the year ended December 31, 2008, along with further information on Genco, including any news releases and historical reports. Please note: the documents are not contained within, nor attached, to this MD&A; the reader may access the documents on the SEDAR website: www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Genco’s MD&A may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Genco does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

Technical information contained in this MD&A has been prepared by or under the supervision of the Company’s independent mining consultant, Glenn Clark, P.Eng. Mr. Clark is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administration.

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Genco Resources Ltd.	2009 Q2 MD&A

Financial Performance and Highlights

  Production at the Company’s La Guitarra mine has been suspended indefinitely due an illegal blockade of mine access by a small group of former employees of Genco’s main mining contractor;

  Sales for the quarter ended June 30, 2009 were $Nil compared with $2,262,857 for the quarter ended June 30, 2008;

  During the quarter, Genco completed a fully subscribed private placement by issuing 20,799,668 units at a price of $0.24 per unit for gross proceeds of $4,991,920.

Overview

Genco is engaged in silver and gold mining, and related activities, which include exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in Canada, Mexico and the United States.

Genco remains focused on developing its core asset, the producing La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

For the past three years, Genco has focused on increasing reserves and resources, and expanding infrastructure at La Guitarra with a goal of significantly increased production in future years. Since August 2006, Genco has completed over 85,000 metres of diamond drilling. In 2007, encouraged by the initial success of the exploration program, Genco commissioned Kappes, Cassiday and Associates to prepare a Feasibility Study to assess the economics of expanding production.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of La Guitarra Mine is the first step in unlocking the Temascaltepec District’s potential.

Outlook

La Guitarra Mine has been closed since October 2008, due to an illegal walkout and subsequent blockade by former employees of the primary mining contractor, SIMSA. Until there is certainty regarding access, La Guitarra will remain closed. Genco is confident that access to La Guitarra will be restored. Genco is using the work stoppage as an opportunity to reassess staffing requirements, production rates and revise the mine plan. As of the date of this MD&A, La Guitarra Mine remains closed due to the blockade. As a result, the Company reported no sales during the six-month period ended June 30, 2009.

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Genco Resources Ltd.	2009 Q2 MD&A

The Feasibility Study, originally scheduled for completion in September 2008, has not been completed or released. Work continues on the Study and Genco expects it to be completed and released in 2009. Genco anticipates the Feasibility Study will offer a positive recommendation for expanding mining and milling at La Guitarra Mine. The Company’s primary goal in the long-term will be significant production expansion. Genco does not anticipate further investments in exploration, development and infrastructure until the Feasibility Study is released, mine access is restored and additional financing is secured.

Genco continues to evaluate several operating scenarios for La Guitarra mine, taking into consideration current metal prices and financing options. Expanding La Guitarra and exploiting the potential of the Temascaltepec District remains Genco’s goal so long as expansion is justified by metal prices and finance costs.

Results of Mine Operations

Production

On October 17, 2008, former employees of its primary mining contractor, SIMSA, closed La Guitarra Mine by blocking mine access. As a result, the Company had no production during the quarter.

The following table summarizes metal production at La Guitarra Mine:

	3 Months Ended June 30, 2009	3 Months Ended June 30, 2008	12 Months Ended Dec. 31, 2008 (1)
Tonnes ore milled	--	18,360	67,620
Tonnes ore milled per day (3)	--	204	234
Silver equivalent grade (g/t)	--	311	257
Silver grade (g/t)	--	226	176
Gold grade (g/t)	--	1.63	1.47
Silver recovery (%)	--	90.35	88.79
Gold recovery (%)	--	83.13	82.66
eAg production (ounces) (2)	--	162,457	530,120
Silver production (ounces) (2)	--	120,480	366,200
Gold production (ounces) (2)	--	802	2,972
eAg sales (ounces)	--	146,690	458,550
Silver sales (ounces)	--	108,220	316,704
Gold sales (ounces)	--	735	2,572
Average realized silver price (US$)	--	17.17	16.08
Average realized gold price (US$)	--	898.67	886.89
Gold$/Silver$ equivalency factor	--	52.34	55.15

(1)	Production suspended on October 17, 2008 due to an illegal walkout.
(2)	Ounces contained in concentrate shipped during the period.
(3)	Tonnes milled per day in 2008 based on 289 days. Milling days in 2008 reduced due to mine closure.

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Genco Resources Ltd.	2009 Q2 MD&A

Production Costs

During the quarter, La Guitarra Mine remained closed due to a blockade of access. As a result, the Company had no production costs during the quarter.

The following table summarizes production costs at La Guitarra Mine:

	6 Months Ended June 30, 2009	6 Months Ended June 30, 2008	12 Months Ended Dec. 31, 2008
eAg sales (ounces)	--	280,206	458,550
Silver sales (ounces)	--	194,466	316,704
Gold sales (ounces)	--	1,628	2,572

Costs eAg Basis	US$	US$	US$
Direct mining expenses	--	1,319,054	2,267,426
Third party processing & transportation	--	350,543	708,716
Cash operating cost per eAg ounce (1)	--	5.96	5.61
Royalties (2)	--	163,940	253,626
Total cash cost per eAg ounce (1)	--	6.54	6.09
Amortization	--	479,024	1,667,507
Total production cost per eAg ounce (1)	--	8.25	9.24

Costs net of Gold Credits	US$	US$	US$
Direct mining expenses	--	(155,879)	115,134
Third party processing & transportation	--	350,453	708,716
Cash operating cost per Ag ounce (1)	--	0.69	1.65
Royalties (2)	--	163,940	253,626
Total cash cost per Ag ounce (1)	--	1.28	2.15
Amortization	--	479,024	1,667,507
Total production cost per Ag ounce (1)	--	2.99	5.49

(1)	Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(2)	Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

Exploration and Mine Development

Exploration

Genco remains committed to exploring the Temascaltepec Mining District. The Company has adopted a systematic approach to exploration, which has involved the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets.

Since August 2006, Genco has completed over 85,000 metres of core and reverse circulation drilling. Initial drilling focused on developing reserves and resources near the existing Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with potentially economic ore bodies identified in each of these areas. Genco estimates that less than 5% of the identified vein system has been drill tested to date.

The Company is satisfied that there is sufficient drilling to support the Feasibility Study. At this time, Genco does not have any plans for new exploration drilling until capital markets improve, or operating cash flows can fund new exploration drilling.

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Genco Resources Ltd.	2009 Q2 MD&A

Mine Development

With an envisioned production expansion of up to 3,000 tonnes per day, the Company expects to develop three or more new underground production centres and one surface production centre. During the period ended June 30, 2009, Genco did not undertake any further development work at La Guitarra. Genco has elected to curtail all non-essential capital expenditures until the Feasibility Study is completed and the capital markets improve.

Settlement of Legal Actions

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell its interest in Chief for US$4,878,002, 1,500,000 Andover shares and additional consideration over a period of time.

On December 4, 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

On March 24, 2009, a settlement was reached with Andover. Under the terms of the settlement, Andover agreed to terminate all previous agreements and purchase the Chief shares in exchange for $2,857,500 in cash and Andover shares received prior to the settlement and a $5,000,000 note receivable, payable within 18 months. The note is interest bearing at a rate of US prime plus 2%, subject to a minimum rate of 4% per year, with interest payable quarterly and secured against the Chief shares.

The total gain on the sale of the Chief shares was $5,431,820 and will be recognized on the same basis as the note receivable is expected to be collected. The Company has recognized a gain of $1,975,364 and has deferred $3,456,456.

On March 24, 2009, a settlement was reached with a former Director of the Company for wrongful dismissal. Under the terms of the settlement, the Company agreed to transfer 2,000,000 Andover common shares owned by the Company. The fair value at the date of transfer was $360,000.

Results of Operations

Total assets were $48,549,527 at June 30, 2009, moderately higher than as at December 31, 2008.

On June 30, 2009, current assets were $5,193,132 (December 31, 2008 - $6,693,761), a decrease of $1,500,629, and the Company had working capital of $49,336. The working capital increased $3,207,777 compared with December 31, 2008. The net decrease in current assets reflects the sale of the Chief shares to Andover in exchange for a note receivable, which is not current and the increase in cash due to the completion of a private placement. Current liabilities decreased $4,708,406 during the period to $5,143,796 compared with December 31, 2008. A large decrease in current liabilities reflects the payment of accounts payable and current portions of long-term debt with the funds raised during the period. Long-term liabilities were $5,920,465 on June 30, 2009, an increase of $579,142 attributable to the deferred gain on the sale of the Chief shares to Andover.

Due to the labour dispute, the Company did not generate any sales or gross profit during the period ended June 30, 2009 compared with sales of $4,336,186 and a gross profit of $667,737 for the period ended June 30, 2008. Net income for the quarter and six months was $203,436 and $795,918 respectively, compared with losses of $1,023,013 and $2,308,420 for the comparable periods for 2008.

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Genco Resources Ltd.	2009 Q2 MD&A

Net income was attributable to a number of factors including the recognized portion of the gain relating to the sale of the Chief shares for $1,975,364, expense recoveries of $570,601 and foreign exchange gains relating to La Guitarra. Expense recoveries resulted from the Company’s settlement with a former Director and Officer, of which, bonuses recorded in the previous year were excluded from the settlement. During the quarter, the US Dollar lost value against the Mexican Peso and, as a result of carrying US Dollar payables in Mexico, Genco experienced foreign exchange gains, which resulted in a net recovery of mine overhead costs in the amount of $94,732. A stock-based compensation recovery was also experienced due to the cancellation of unvested options relating to an Officer no longer with the Company.

Administration expenses decreased $741,840 to $1,169,019 for the six months ended June 30, 2009, which included approximately $350,000 of legal expenses pertaining to litigation with Andover. Current quarter administration expense totalled $546,318, a decrease of $582,897.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007
	$	$	$	$	$	$	$	$
Revenue	Nil	Nil	479	1,789	2,263	2,073	736	1,894
Operating profit (loss)	Nil	Nil	(1,929)	554	912	(245)	(2,385)	1,003
Net income (loss)	204	592	(6,788)	(894)	(1,023)	(1,285)	(3,226)	(838)
Earnings (loss) per share	0.00	0.03	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)	(0.02)
Earnings (loss) per share FD*	0.00	0.03	(0.17)	(0.02)	(0.02)	(0.03)	(0.09)	(0.02)

*Fully diluted

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On June 30, 2009, the Company had cash reserves of $1,668,331, current assets of $5,193,132 and working capital of $49,336.

In April 2009, the Company completed the sale of surplus ball mill and received the remaining balance of US$1,500,000. In May 2009, the Company completed a 20,799,668 unit private placement at a price of $0.24 per unit for gross proceeds of $4,991,920. Each unit consisted of one common share and one warrant to purchase one common share for $0.35 for a period of three years. The agent was paid a fee of $239,034 and issued 622,484 broker warrants. Each broker warrant is exercisable to purchase one common share at $0.35 for a period of three years.

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Genco Resources Ltd.	2009 Q2 MD&A

The Company believes that with the completion of the private placement and the sale of the ball mill, it has sufficient cash reserves to meet its immediate cash needs and complete the Feasibility Study. Additional financing may be required for mine expansion upon completion of the Feasibility Study, to fund continued exploration and development of the Temascaltepec Mining District and/or to fund ongoing operations if La Guitarra is unable to provide sufficient cash flow.

Genco has recorded a Value Added Tax receivable in Mexico for $2,754,699. The Company received an assessment from the Service of Tax Administration advising the refund was partially rejected. However, Management has appealed the decision and expects to have a decision during 2009.

The following table summarizes the Company’s contractual obligations on June 30, 2009:

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt	$1,772,302	$616,366	$1,155,936	$Nil	$Nil
Capital Lease Obligations	210,032	192,438	17,593	Nil	Nil
Operating Leases	7,201	4,548	2,653	Nil	Nil
Other Long-Term Obligations	234,351	Nil	Nil	Nil	234,351
Total Contractual Obligations	$2,223,885	$813,352	$1,176,182	$Nil	$234,351

Long-term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long-term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Genco will need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in this MD&A, during the year period ended June 30, 2009, the Company paid or accrued $112,333 in consulting fees, management fees and bonuses to Directors and Officers (December 31, 2008 - $1,296,568) and $23,495 was paid or accrued to a law firm in which the lawyer providing legal services was related to a Director. Also during the period, a Director was paid $7,231 in interest relating to promissory notes for funds advanced to the Company.

During the period, the Company completed a private placement 20,799,668 unit private placement at a price of $0.24 per unit of which a Director subscribed for 9,350,000 units. The Company also issued 224,224 common shares to a Director and Officer for the settlement of bonuses.

Included in accounts payable at the period end is $4,706 owing to Directors and Officers of the Company (December 31, 2008: $1,517,261).

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Genco Resources Ltd.	2009 Q2 MD&A

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies

The Company summarized its critical accounting policies in Note 2 to its audited consolidated financial statements. In the preparation of its consolidated financial statements, Genco uses Canadian GAAP, which requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ from these estimates.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long-term debt. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency, liquidity, credit or price risks arising from these financial instruments. The fair values of the financial instruments other than long-term debt approximate their carrying values, unless otherwise noted.

Currency Risk

Genco is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in US Dollars and its cost of sales is incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company's results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long-term debt.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Genco deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

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Genco Resources Ltd.	2009 Q2 MD&A

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. Genco has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, Genco attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 63,147,273 outstanding on June 30, 2009 and 65,173,689 on the date of this MD&A.

On June 30, 2009, options to purchase 2,240,499 common shares and warrants to purchase 25,155,485 common shares were outstanding. As of the date of this MD&A, options to purchase 2,110,249 common shares and 21,422,152 warrants to purchase common shares were outstanding.

Additional Disclosure Requirements

Disclosure Controls and Procedures

Genco designed its disclosure controls and procedures to ensure that information that is required to be disclosed under Canadian Securities Regulations is recorded, processed, summarized and reported within the time periods specified and is communicated to Management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company's Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures, as defined by the Canadian Securities Administrators. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Genco's disclosure controls and procedures were effective as the end of the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

The Company's Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company's Chief Financial Officer, the Company's have designed its internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with GAAP.

Under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting using the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes in Internal Control over Financial Reporting

There have been no changes in Genco's internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

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Genco Resources Ltd.	2009 Q2 MD&A